UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1 (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sale of Shares in ATM Program

During the period between January 24, 2023 and February 17, 2023, Evaxion Biotech A/S (the “Company”) sold an aggregate of 1,142,881 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one (1) ordinary share, at an aggregate volume weighted average price (VWAP) of USD $1.89 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022, After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $2,185,098. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 1,142,881 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 26,421,727 through the issuance of such 1,142,881 ADSs representing the Company’s ordinary shares.

Extraordinary General Meeting - Resolutions passed at the Extraordinary General Meeting

 On February 21, 2023, at 5:00 p.m. (CET), the Company held an Extraordinary General Meeting (sometimes referred to herein as the “General Meeting”), at the Company’s registered offices located at Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark, at which 7,860,770 ordinary shares of the Company representing in total 29.75% of the ordinary shares outstanding as of the date of the General Meeting were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

 Agenda Item 1: Election of the chairman of the meeting

 Attorney-at-Law Lars Lüthjohan was elected as chairman of the meeting.

Agenda Item 2: Proposal to authorize the Board of Directors to issue investor warrants

The Board of Directors proposed to amend the Company’s Articles of Association by amending the current authorization in Article 2.10 of the Articles of Association so that the Board of Directors is authorized to issue up to 30,000,000 warrants to investors, lenders, consultants and/or advisors that confer the right to subscribe shares for up to nominal DKK 30,000,000.

The Board of Directors specifically proposed the following wording for the amended Article 2.10 in the Articles of Association:

Article 2.10

“The board of directors is until 1 May 2027 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 30,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at minimum market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027 at one or more times to increase the company's share capital with up to nominal value of DKK 30,000,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maxi-mum nominal value of DKK 30,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal with the required majority.

Agenda Item 3: Proposal to authorize the Board of Directors to increase the share capital

The Board of Directors proposed to amend the Company’s Articles of Association by amending the current authorization in Article 3.1. of the Articles of Association so that shares issued in connection with directed issuances may be issued at or below the listed price of the Company’s American Depositary Shares (“ADSs”).

The Board of Directors specifically proposed the following wording for the amended Article 3.1 in the Articles of Association:

Article 3.1:

"The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 44,170,262 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal with the required majority.

Agenda Item 4: Proposal to authorize the chairman of the meeting

The Board of Directors proposed to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply to the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

The General Meeting adopted the proposal with the required majority.

The Company’s Articles of Association were amended to reflect the above issuances of the Company’s ordinary shares and the amendments referred to above. The Company’s Articles of Association as so amended are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 24, 2023	By:	/s/ Bo Karmark
Bo Karmark
Chief Financial Officer